

File No. 82-173



03050940

21 March 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

for **MARIAN GIBNEY**
Secretary and General Counsel

encl

dlw 5/30


MIM

Information Release

21 March, 2003

MIM COMPLETES RAVENSWOOD GOLD ACQUISITION

MIM's wholly owned subsidiary Carpentaria Gold today completed the purchase of the Haoma NL gold mining and processing interests at Ravenswood, North Queensland, increasing MIM's interest to 100% of the Ravenswood joint venture operations.

Gold production at Ravenswood is expected to be increased to 200 000 oz in the next financial year, with potential for further expansion.

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (61 7) 3833 8295
Mobile: 0419 781 380